As filed with the Securities and Exchange Commission on July 29, 2008

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Torrey U.S. Strategy Partners, LLC
(Name of Subject Company (Issuer))

Torrey U.S. Strategy Partners, LLC
(Name of Filing Persons (Offeror and Issuer))

Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

James A. Torrey
Torrey Associates, LLC
505 Park Avenue
Fifth Floor
New York, New York 10022
(866) 644-7800

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Patricia A. Poglinco, Esquire
Seward & Kissel LLP
One Battery Park Place
New York, New York 10004

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$35,362,915.20(a)	$1,389.76(b)
(a)	Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 30% of the net asset value of the Issuer as of March 31, 2008.
(b)	Calculated as the Transaction Valuation multiplied by 0.00003930.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Amount Previously Paid: $1,389.76 Form or Registration No.: Schedule TO Filing Party: Torrey U.S. Strategy Partners, LLC Date Filed: May 1, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 1, 2008 by Torrey U.S. Strategy Partners, LLC (the “Fund”), relating to an offer to purchase for cash (the “Offer”) an amount of limited liability company interests in the Fund (“Interests”) or portions thereof up to 30% of the net asset value of the Fund calculated on March 31, 2008, amends such Statement on Schedule TO in order to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

The Offer expired at 12:00 Midnight, Eastern Standard Time on May 31, 2008.  Members of the Fund properly tendered Interests in the amount of $12,877,615.16, and did not withdraw such tenders, prior to May 31, 2008 and pursuant to the terms of the Offer, the Fund accepted for purchase all such tendered Interests.  On July 28, 2008, the Fund paid 98% of the purchase price of the Interests accepted in cash and the balance, if any, in the form of a promissory note payable no later than immediately after the audit of the financial statements of the Fund for the fiscal year ending March 31, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TORREY U.S. STRATEGY PARTNERS, LLC

/s/ James A. Torrey
Name: James A. Torrey
Title:  Chief Executive Officer

Dated: July 29, 2008

SK 80350 0166 904081